Exhibit 99.1

GRUPO TMM COMPANY CONTACT: Jacinto Marina, Chief Financial Officer 011-525-55-629-8790 (jacinto.marina@tmm.com.mx)	AT DRESNER CORPORATE SERVICES: Kristine Walczak (general investors, analysts and media) 312-726-3600 (kwalczak@dresnerco.com)

Brad Skinner, Senior Vice President Investor Relations 011-525-55-629-8725 (brad.skinner@tmm.com.mx)	AT MAPLE COMMERCIAL FINANCE GROUP: James A. Culver, PhD, Managing Director 201-369-3032 (jimc@mapleusa.com)

Marco Provencio Press Relations, Proa/Structura 011-525-55-629-8758; 011-525-55-442-4948 (mp@proa.structura.com.mx)

Grupo TMM'S Board of Directors Terminates Transaction for Sale of Its Interest in Grupo TFM

MEXICO CITY--Aug. 25, 2003--Grupo TMM, S.A. (NYSE:TMM - News; BMV:TMM A) ("TMM" or the "company"), announced that, as a result of the unanimous vote by its shareholders at the company's General Ordinary Shareholders' Meeting on August 18 to not approve the sale of TMM's interests in Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. (Grupo TFM) to Kansas City Southern (KCS), TMM's board of directors have formally notified KCS of the termination of the proposed sale.

Subsequently, the Mexican Foreign Investment Commission has also been formally notified by Grupo TFM of the termination (desistimiento) of the application that Grupo TFM had submitted before the Commission to permit KCS's participation in more than 49 percent of Grupo TFM's equity. The application, therefore, is now without substance.

The termination of the transaction formalizes Grupo TMM's shareholders' decision to exercise the full extent of their rights. The company's board of directors has also directed management to pursue all reasonable alternatives to restructure Grupo TMM's outstanding indebtedness and improve the company's financial profile.

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies. Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's Web site address is www.grupotmm.com and TFM's Web site is www.tfm.com.mx.